February 13, 2007
VIA EDGARLINK and facsimile
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Werbitt

Re:	PDF Solutions, Inc.
Registration Statement on Form S-3
(File No. 333-140268) filed on January 26, 2007, as amended on
February 5, 2007 and February 13, 2007 (as amended, the “Registration
Statement”); and Annual Report on Form 10-K for the year ended
December 31, 2005, filed on March 16, 2006 (the “Annual Report”).
Mr. Werbitt:
          We are responding by this letter to the Staff’s comments to the Company conveyed orally to our counsel, Orrick, Herrington & Sutcliffe LLP, during a telephone conversation held on the afternoon of February 12, 2007 with you relating to the above-referenced Registration Statement and Annual Report. In that telephone conversation, you indicated:
          Issue (1): that the Registration Statement lacked certain undertakings pursuant to Item 512 of Regulation S-K, as required by Rule 430C of the Securities Act of 1933, as amended; and
          Issue (2): that the discussion with regard to changes in internal control in Item 9A of Part II of the above-referenced Annual Report (on page 36) did not properly conform to the requirements of Item 308(c) of Regulation S-K.
          In response to Issue (1), we are today filing a pre-effective Amendment No. 2 to the Registration Statement which adds an additional undertaking to Item 17 of Part II of the Registration Statement as required by Rule 430C of the Securities Act of 1933, as amended.
          In response to Issue (2), the Company hereby affirms that, as of the filing of the Annual Report on March 16, 2006, there were no changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during the Company’s fourth fiscal quarter of 2005 that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

          Further, the Company hereby undertakes, where applicable, to include language that properly conforms with Item 308(c) of Regulation S-K in future reports filed with or furnished to the SEC by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
          Should you have any questions regarding this letter or our responses to your comments, please contact me at (408) 280-7900.

Very truly yours,
PDF Solutions, Inc.
By:	/s/ Keith A. Jones
	Name:	Keith A. Jones
	Title:	Vice President, Finance and Chief Financial Officer

cc:	John K. Kibarian
Peter Cohn
Andre Gharakhanian